03014388

AB 4/2/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50746

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUMMIT CAPITAL INVESTMENT GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 CAYUGA ROAD
(No. and Street)

CHEEKTOWAGA (City) NEW YORK (State) 14225 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANGELO ALLECA 404-893-9540
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMAN, ROSSIN & CO.
(Name – *if individual, state last, first, middle name*)

2699 SOUTH BAYSHORE DRIVE (Address) MIAMI (City) FLORIDA (State) 33133 (Zip Code)

RECD S.E.C.
MAR 31 2003

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANGELO ALLECA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUMMIT CAPITAL INVESTMENT GROUP, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS.

Anthony J. Alleca
Notary Public, State of New York
Qualified in Erie County
Reg. No. 01AL6082964
My Commission Expires Nov 4, 2006

Notary Public

Signature

PRINCIPAL

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included: accordingly it is requested that this report be given confidential treatment.

SUMMIT CAPITAL INVESTMENT GROUP, INC
(F/K/A SUMMIT CAPITAL TRADING, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002





KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Summit Capital Investment Group, Inc. (f/k/a Summit Capital Trading, Inc.)
Cheektowaga, New York

We have audited the accompanying statement of financial condition of Summit Capital Investment Group, Inc. (f/k/a Summit Capital Trading, Inc.) as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Summit Capital Investment Group, Inc. (f/k/a Summit Capital Trading, Inc.) as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Miami, Florida
March 17, 2003

SUMMIT CAPITAL INVESTMENT GROUP, INC.
(F/K/A SUMMIT CAPITAL TRADING, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS		
CASH	$	230
RECEIVABLE FROM BROKERS (NOTES 2 AND 3)		172,553
		172,783
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Income taxes payable (Note 6)	$	5,500
Deferred income taxes (Note 6)		45,000
Total liabilities		50,500
COMMITMENT (NOTE 5)		
STOCKHOLDER'S EQUITY		122,283
	$	172,783

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Summit Capital Trading, Inc. (the Company), a wholly owned subsidiary of Summit Capital Holdings, Inc. (the Parent), was organized on April 14, 1997 as an Ohio Corporation for the purpose of operating as a registered broker-dealer. On November 13, 1998, the Company received authorization, pursuant to National Association of Securities Dealers, Inc. (NASD) Rule 1014, to operate as a broker-dealer in securities.

The Company acts primarily as a participant with another broker-dealer in profits generated from customer transactions (Note 4). To a lesser extent, the Company also acts in an agency capacity, buying and selling securities for its customers and charging a commission.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Income Taxes

The Company accounts for income taxes according to Statement of Financial Accounting Standards No. 109, which requires a liability approach to calculating deferred income taxes. Under this method, the Company records deferred taxes based on temporary differences between the tax bases of the Company's assets and liabilities and their financial reporting base. These differences result from income and expense accruals, as the Company is a cash basis taxpayer (see Note 6). A valuation allowance is established when it is more likely than not that some or all of the deferred tax assets will not be realized. Management's valuation procedures consider projected utilization of deferred tax assets prospectively over the next several years, and continually evaluate new circumstances surrounding the future realization of such assets.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 2. RECEIVABLE FROM BROKERS

Receivable from brokers represents amounts due from the Company's clearing broker, Fiserv Correspondent Services, Inc., and Carlin Equities Corp. ("Carlin"). The receivable includes a clearing deposit of $15,000, commissions receivable of $5,348, and $152,205 of receivables related to the Company's profit participation arrangement with Generic Trading of Philadelphia, LLC ("GTP") and Carlin. (Notes 3 and 5)

NOTE 3. PROFIT FROM PARTICIPATION AGREEMENT

The Company is a participant in profits generated from customers introduced to GTP, a registered broker-dealer. Transactions with these customers are processed through another broker-dealer, Carlin. In connection with this profit participation agreement, the Company receives from Carlin one-half of the profits allocated to GTP's managing member on a monthly basis in arrears. At December 31, 2002, the Company was due $152,205 related to this activity, and this amount is included in receivable from brokers in the accompanying statement of financial condition.

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2002, the Company's "Net Capital" was $15,078, which exceeded requirements by $10,078, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.36 to 1.

NOTE 5. COMMITMENT

The Company is a guarantor of an obligation to Carlin, incurred by a related party. The guarantee is limited to the Company's future profit participation to be received from Carlin. The guarantee, if enforced, would be funded by a reduction in the profit participation receivable (Note 3).

NOTE 6. INCOME TAXES

The net deferred tax liability at December 31, 2002 was $45,000. It consists of a $59,000 deferred tax liability relating to the commissions receivable which is not includible in taxable income until collected, and a $14,000 deferred tax asset relating to net operating loss carryforwards. The net operating loss carryforwards of approximately $38,000 expire in the years 2021 and 2022. At December 31, 2002, the Company owes the Internal Revenue Service approximately $5,500 for 1999.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

200 e. broward blvd., ste. 1310
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd., ste. 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

World Wide Web:
www.kaufmanrossin.com